Filed by: LTX-Credence Corporation

pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

LTX-Credence Corporation issued the following press release on December 6, 2010.

LTX-CREDENCE ISSUES STATEMENT FOLLOWING ANNOUNCEMENT BY

VERIGY OF RECEIPT OF COMPETING UNSOLICITED PROPOSAL

MILPITAS, CA, Dec. 6, 2010 — LTX-Credence Corporation (NASDAQ: LTXC) today issued the following statement:

“We continue to believe that the combination of LTX-Credence and Verigy is in the best interests of both companies’ shareholders, customers, and employees. The highly complementary product portfolio and customer bases of the two companies create additional growth opportunities for the combined entity, bringing with it the potential for value creation for Verigy and LTX-Credence shareholders. For these reasons, we also believe that a combination of LTX-Credence and Verigy would be a far better outcome for the customers and employees of Verigy than an acquisition of Verigy by Advantest.

“We believe that any proposal for Advantest to acquire Verigy would likely receive extensive regulatory reviews given the significant customer and product overlap which could lead to potential closing risk, or risk of restrictions in several countries. The merger between LTX-Credence and Verigy can be expected to close much sooner than any potential acquisition of Verigy by Advantest.

“The definitive merger agreement we entered into on November 17, 2010 remains in effect, and we intend to preserve our shareholder value by protecting our rights under that agreement.”

About LTX-Credence

LTX-Credence is a global provider of ATE solutions designed to deliver value through innovation enabling customers to implement best-in-class test strategies to maximize their profitability. LTX-Credence addresses the broad, divergent test requirements of the wireless, computing, automotive and entertainment market segments, offering a comprehensive portfolio of technologies, the largest installed base in the Asia-Pacific region, and a global network of strategically deployed applications and support resources. Additional information can be found at www.ltxc.com.

Additional Information and Where You Can Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between Verigy and LTX-Credence. In connection with the transaction, Verigy and Holdco will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and shareholders of Verigy and

LTX-Credence are urged to read the registration statement and joint proxy statement/prospectus when it becomes available because it will contain important information about Verigy, Holdco, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy, Holdco or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. As of February 12, 2010, Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7 percent, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9 percent, of LTX-Credence’s common stock. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.

Cautionary Statement Regarding Forward-Looking Statements This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on LTX-Credence and its management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include that any proposal for Advantest to acquire Verigy would likely receive extensive regulatory reviews; that the proposed LTX-Credence transaction will create additional growth opportunities for the combined entity and have compelling strategic and financial benefits; that the merger between LTX-Credence and Verigy can be expected to close much sooner than any potential acquisition of Verigy by Advantest; and other statements regarding the possible transactions. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, Verigy’s discussions with Advantest may not lead to a superior proposal, and if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated and the anticipated benefits will not be achieved. In any forward-looking statement in LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the impact of unsolicited offers on the consummation of the proposed transaction; the results of discussions with Advantest; failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this press release.

CONTACTS:

INVESTORS:

Rich Yerganian

781-467-5063

rich_yerganian@ltxc.com

or

MEDIA:

Sard Verbinnen & Co

Paul Kranhold

Ron Low

415-618-8750